June 4, 2019

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Responses to the Securities and Exchange Commission

Staff Comments dated May 30, 2019, regarding

Kyto Technology & Life Science, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 22, 2019

File No. 000-50390

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the May 30, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on June 4, 2019 (“Amendment No.1”). We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A

Proposal 6 – Reincorporation Proposal, page 14

Staff Comment No. 1.

We note that a vote by stockholders to approve the Reincorporation is also a vote to approve the Delaware Certificate of Incorporation which will (i) contain an exclusive forum provision, (ii) effect a decrease in your authorized common stock, (iii) effect an increase in your authorized preferred stock and (iv) authorize the Board of Directors to issue blank check preferred stock without stockholder approval. Please tell us how you determined that a separate vote regarding these changes was not required. Refer to Exchange Act Rule 14a-4(a)(3).

Kyto Technology & Life Science, Inc.’s Response:

Company has undertaken an analysis of Rule 14a-4(a)(3), as well as reviewed guidance in the Division of Corporate Finance’s Compliance and Disclosure Interpretations regarding Rule 14a-4(a)(3) and in the Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “2004 Guidance”). In response to the Staff’s comment, the Company has revised the preliminary proxy statement to “unbundle” Proposal 6 into the four additional separate proposals, each of which proposes a provision under the Delaware Charter of Incorporation affecting stockholder rights. Each additional proposal also contains disclosure concerning the reasons for and general effect of the proposed provision. Stockholders are instructed to cast their votes on each additional proposal separately and are provided the opportunity to do so in the revised form of proxy card filed with Amendment No.1.

General

Staff Comment No. 2.

We note that the twelfth provision of the Delaware Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Kyto Technology & Life Science, Inc.’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the exclusive forum selection provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act or 1933, as amended, or the respective rules and regulations promulgated thereunder. In addition, the Company is filing an updated Appendix F to Amendment No. 1 the form of the Company’s Delaware Certificate of Incorporation, which will clarify the Company’s exclusive forum provision.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact Anthony Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,

Kyto Technology & Life Science, Inc.

/s/ Simon Westbrook
Simon Westbrook
Chief Financial Officer

cc:Anthony Epps, Dorsey & Whitney LLP